February 20, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ING Variable Products Trust (on behalf of ING VP MidCap Opportunities Portfolio) (File No. 333-148627; CIK# 0000916403)
Request for Withdrawal of an Amendment to the Registration Statement Filed on Form N-14 Under EDGAR Form Type “485BPOS”

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“1933 Act”), we would like to withdraw a filing for ING Variable Products Trust (the “Trust”).  In error, an amendment to the Trust’s registration statement on Form N-14 was submitted on February 19, 2008 under the incorrect EDGAR form type “485BPOS”.  The correct EDGAR form type is “N-14/A”.  Accordingly, please withdraw the erroneous “485BPOS” filing under accession number 0001104659-08-011556.

Should you have any questions, please feel free to contact the undersigned at 480.477.2666 or Jutta M. Frankfurter of Dechert LLP at 202.261.3484.

Sincerely,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Secretary

cc:

Ms. Alison White

Securities and Exchange Commission

Christopher C. Okoroegbe, Esq.

ING U.S. Legal Services

Jeffrey S. Puretz, Esq.

Jutta M. Frankfurter

Dechert LLP